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SECURI[TIES AND EXCHANGE COMMISSI]ON

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 08 2005 MAIL PROCESSING WASH. D.C. SECTION 210

SEC FILE NUMBER
8-40028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shelyn Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12250 Rockville Pike #200
(No. and Street)

Rockville MD 20852
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

P. Richard Zitelman 301-770-2077
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Aronson and Company
(*Name – if individual, state last, first, middle name*)

700 King Farm Blvd. Rockville MD 20850
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, P. Richard Zitelman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shelyn Securities Corp., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Stephannie Marshall

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHELYN SECURITIES CORP.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31, 2004

Aronson & Company
www.aronsoncompany.com

Table of Contents

Aronson & Company
www.aronsoncompany.com

700 King Farm Boulevard, Suite 300
Rockville, Maryland 20850
Phone 301.231.6200
Fax 301.231.7630

Independent Auditor's Report

Board of Directors
Shelyn Securities Corp.
Rockville, Maryland

We have audited the accompanying Statement of Financial Condition of **Shelyn Securities Corp.** as of December 31, 2004, and the related Statements of Income, Stockholder's Equity and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Shelyn Securities Corp.** as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Aronson & Company

Rockville, Maryland
January 6, 2005

December 31, 2004

Assets

Current assets		
Cash	$	22,714
Prepaid expense		2,105
Deferred income taxes		691
Total assets	$	25,510

Liabilities and Stockholder's Equity

Current liabilities		
Income taxes payable	$	1,226
Commitment and contingencies		-
Stockholder's equity		
Common stock - no par value, 1,000 shares authorized, 500 shares issued and outstanding		22,000
Retained earnings		2,284
Total stockholder's equity		24,284
Total liabilities and stockholder's equity	$	25,510

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Shelyn Securities Corp.

Statement of Income

Year Ended December 31, 2004		
Revenue		
Placement fee	$ 101,330	
Interest	104	
Total		$ 101,434
Expenses		
Consulting fee	90,000	
Bond premium	379	
Licenses and fees	1,231	
Professional fees	3,981	
Loss on investment	3,300	
Total		98,891
Income before provision for taxes		2,543
Provision for income taxes		535
Net income		$ 2,008

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Shelyn Securities Corp.

Statement of Stockholder's Equity

Year Ended December 31, 2004		Common Stock		Retained Earnings		Total Stockholder's Equity
Balance, January 1, 2004	$	22,000	$	276	$	22,276
Net income		-		2,008		2,008
Balance, December 31, 2004	$	22,000	$	2,284	$	24,284

The accompanying Notes to Financial Statements are an integral part of these financial statements.

Year Ended December 31, 2004		
Cash flows from operating activities		
Net income	$	2,008
Adjustment to reconcile net income to net cash provided in operating activities		
Loss on investment		3,300
Increase in prepaid expenses		(2,105)
Increase in deferred income taxes		(691)
Increase in income taxes payable		1,012
Net increase in cash		3,524
Cash, January 1, 2004		19,190
Cash, December 31, 2004	$	22,714

The accompanying Notes to Financial Statements are an integral part of these financial statements.

1. Organization and significant accounting policies

Organization: Shelyn Securities Corp. (the Corporation) was incorporated pursuant to the laws of the State of Maryland on August 7, 1985, and is a registered broker-dealer of securities. The Corporation assists in underwriting private placement investments by affiliates. The Corporation is subject to certain minimum capital requirements and regulations of the Securities and Exchange Commission.

Income taxes: The Corporation files its income tax returns on the cash basis, whereby revenue is recognized when received and expenses are recognized when paid. Deferred income taxes are provided for any temporary differences arising from the use of the cash method of accounting for income tax purposes and the accrual method used for financial statement purposes.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2004, the Corporation had regulatory net capital of $24,284 which was $19,284 in excess of its required net capital of $5,000. Since the Corporation has no liabilities, the Corporation's aggregate indebtedness to net capital ratio requirement was met.

3. Related party transactions

During the year ended December 31, 2004, the Company received an underwriting fee for a private placement of $101,330. The Company was assisted in the transaction by a company that is wholly owned by the sole stockholder of the Company, which in turn was paid $90,000 in consulting fees.

4. Income taxes

The components of the provision for income taxes for the year ended December 31, 2004 are as follows:

Current		
Federal	$	816
State		410
Total		1,226
Deferred		
Federal		(460)
State		(231)
Total		(691)
Provision for income taxes	$	535

The deferred income tax asset at December 31, 2004 of $691 represents the tax benefit from loss on investment at December 31, 2004.

5. Securities owned

The Corporation holds warrants at December 31, 2004 as follows:

Fair value	$	-
Cost of warrants		3,300
Aggregate unrealized loss	$	(3,300)

The Corporation reports the value of the warrants at fair value, with any unrealized gain or loss reflected in the Statement of Operations. During 2004, management deemed the stock warrants to be impaired and accordingly has recognized a loss of $3,300 in the accompanying Statement of Income.

Shelyn Securities Corp.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Total stockholder's equity from Statement of Financial Condition		$ 24,284
Deduct stockholder's equity not allowable for Net Capital		-
Total stockholder's equity qualified for net capital		24,284
Add:		
A. Subordinated borrowings allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		
Deductions and/or charges:		
Nonallowable assets:		
A. Securities not readily marketable		
B. Aged fails-to-deliver		
C. Aged short security differences		
D. Secured demand note deficiency		
E. Commodity futures contracts and spot commodities proprietary capital charges		
F.Other deductions and/or charges		-
Net capital before haircuts on securities positions		24,284
Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
A. Contractual securities commitments	$ -	
B. Subordinated securities borrowing	-	
C. Trading and investment securities	-	
1. Bankers' acceptance, certificates of deposit and commercial paper	-	
2. Exempted securities	-	
3. State and municipal government obligations	-	
4. Debt securities	-	
5. Stocks and warrants	-	
6. Options	-	
7. Other securities	-	
D. Undue concentration	-	
E. Other (List)	-	
Net Capital		$ 24,284

There are no material differences in the computation of net capital between this audited report and the unaudited FOCUS Report at December 31, 2004 (part IA - form X-17A-5)

Independent Auditor's Report on Internal Control

Board of Directors
Shelyn Securities Corp.
Rockville, Maryland

In planning and performing our audit of the financial statements and supplemental schedule of **Shelyn Securities Corp.** as of and for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal Control (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Aronson & Company

Rockville, Maryland
January 6, 2005

Board of Directors
Shelyn Securities Corp.
Rockville, Maryland

This letter is supplemental to our report on our audit of your 2004 financial statements. **Shelyn Securities Corp.** is exempt from submitting certain schedules pursuant to Section (k)(2)(i) of SEC Rule 15c3-3.

Aronson & Company

Rockville, Maryland
January 6, 2005